Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

As of the quarter ended September 30, 2025, the Company reported revenue of US$34.75 million, compared to US$26.36 million in the prior-year period, representing a 31.83% increase. The increase was driven by growth in the OEM sales and Graphite Shaft markets.

The Company conducts its manufacturing activities in New Taiwan Dollars. During 2025, the NTD strengthened approximately 7.03% against the U.S. dollar, resulting in a foreign exchange loss of US$1.5 million, compared to a gain of US$0.56 million in the prior-year period. This foreign exchange impact negatively affected net income.

Results of Operations

●	Revenue – Revenue for the quarter was US$12.55 million, representing a 47.18% increase over the same period in 2024. Overall, revenue came in at US$34.75 million, representing a 31.83% increase over 2024 results. The revenue increase reflects additional sales in the OEM business in both the steel and graphite lines.

●	Gross Profit – In the quarter, Gross Profit was US$4.9 million compared to US$3.3 million in the third quarter of 2024. This represents an increase of 48.9%. Overall, Gross profit was US$15.14 million, or 43.57% of revenue, compared to US$11.05 million, or 41.9%, in the prior year. The increase in gross margin was attributable to additional sales in higher margin products and additional operational efficiency.

●	Operating Expenses – SG&A and R&D expenses for the quarter totaled US$5.87 million, up from US$4.63 million in the previous year. Overall, Operating Expenses totaled US$17.6 million, up from US$13.01 million. The increase was due to increased personnel costs, higher marketing spend, as well as US$2.02 million in listing related expenses.

●	Operating Income – Operating loss for the quarter was US$0.95 million, down from a loss of US$1.32 million in the previous year. Overall, Operating loss was US$2.48 million, compared to US$1.96 million in the prior-year period. When adjusting for listing expenses, the Company would show Operating Loss of US$0.46 million, or an improvement of US$1.5 million over the same prior-year period.

●	Foreign Exchange Loss – While the US Dollar strengthened against the NT Dollar in the quarter, overall there was a Foreign Exchange Loss of US$1.5 million for the year compared to 2024 which shows a US$0.56 million gain.

●	OTE Derivative Loss – The Company recorded a loss of US$1.88 million on the unrealized loss on the change in the fair market value of a Forward Purchase Agreement.

Liquidity and Capital Resources

As of September 30, 2025, the Company had cash and cash equivalents of US$8.18 million, a US$1.15 million increase in the quarter. Total current assets were US$29.44 million and total current liabilities were US$32.61 million. Overall, Current Liabilities went down by US$1.54 million in the quarter. The Company believes that its current liquidity, together with cash flows from operations and available credit facilities, will be sufficient to fund operating requirements for the next 12 months.

Outlook

Management anticipates continued foreign exchange volatility in the last quarter of 2025. The Company is evaluating potential strategies to mitigate currency risk and is focused on expanding sales in both domestic and export markets. Strategic initiatives for the remainder of 2025 include:

●	Launch of a new product line;

●	Aggressively pursuing future additional OEM business with strategic business partners;

●	Expansion of distribution channels in Asia and Europe; and

●	Implementation of additional cost control measures to improve margins.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding future performance, market conditions, and strategic initiatives. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in market demand, competitive pressures, and other factors beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.